CODE OF CONDUCT AND
CONFLICT OF INTEREST GUIDELINES FOR DIRECTORS AND OFFICERS

1.         Introduction to Policy

Each Director and Officer owes the Corporation a fiduciary duty, including the obligation to act honestly and in good faith with a view to the best interests of the Corporation.

This Code of Conduct and Conflict of Interest Guidelines outlines a framework of guiding principles for Directors and Officers. The accompanying Code of Conduct sets out additional general requirements applicable to all employees, officers and directors of the Corporation. As with any statement of policy, the exercise of judgment is required in determining applicability of this Code to each individual situation.

2.	Conflicts of Interest

(a)

Directors and Officers shall avoid situations that may result in a conflict or perceived conflict between their personal interests and the interest of the Corporation and situations where their actions as Directors and Officers are influenced or perceived to be influenced by their personal interests.

	(b)	In general, a conflict of interest exists for directors who use their position with the Corporation to benefit themselves, associates, friends or families.

	(c)	Full disclosure enables directors to resolve unclear situations and gives an opportunity to dispose of conflicting interests before any difficulty arises.

3.	Compliance with Law

(a)

Each Director and Officer must at all times comply fully with applicable law and should avoid any situation which could be perceived as improper, unethical or indicative of a casual attitude towards compliance with the law.

(b)

Directors and Officers are expected to be sufficiently familiar with any legislation that applies to their directorship and shall recognize potential liabilities, seeking legal advice where appropriate.

(c)

Each Director and Officer must comply with the laws of each country or other jurisdiction that are applicable to the Company’s business; and comply with the rules and regulations of foreign, federal, state, provincial and local governments, and other applicable private and public regulatory agencies.

4.	Outside Business Interests

(a)

No Director or Officer may hold a significant financial interest, either directly or through a relative or associate, or hold or accept a position as an officer or director in an organization in a relationship with the Corporation, where by virtue of his or her position in the Corporation the director could in any way benefit the other organization by influencing the purchasing, selling or other decisions of the Corporation, unless that interest has been fully disclosed in writing to the Board.

	(b)	A "significant financial interest" in this context is any interest substantial enough that decisions of the Corporation could result in gain for the director.

5.	Confidential Information and Securities Trading

	(a)	Each Director and Officer must comply with the Corporation's Trading Policy and Disclosure Policy.

6.	Entertainment, Gifts and Favours

	(a)	Directors and Officers may not offer or solicit gifts or favours in order to secure preferential treatment for themselves or the Corporation.

(b)

Gifts and entertainment may only be accepted or offered by a Director in the normal exchanges common to established business relationships. An exchange of such gifts shall create no sense of obligation.

(c)

Interaction with Public Officials - When dealing with public officials, Directors and Officers must avoid any activity that is or appears illegal or unethical. The giving of gifts of value to various government officials is restricted by law. Directors and Officers must obtain pre- approval from the Chairman before providing anything of value to a government official or employee. The foregoing does not apply to personal lawful political contributions in Canada.

In addition, Canadian, U.S. and international legislative acts and conventions such as The Corruption of Foreign Public Officials Act, the Canadian Criminal Code, the U.S. Foreign

Corrupt Practices Act (“FCPA”) and the OECD’s Convention on Combatting Bribery of Foreign Public Officials in International Business Transactions prohibit giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Illegal payments to government officials of any country are strictly prohibited.

It must be noted that under Canadian law, any person who bribes a foreign public official is guilty of an indictable offence and liable to imprisonment for a term not exceeding five years. Canadian courts would also be able to impose fines of an unlimited nature.

7.	Non-Profit and Professional Association

The Corporation supports its Directors and Officers who contribute to their communities through involvement with charitable, community service and professional organizations

(a)	If Directors and Officers use the Corporation’s resources for such activities they should only do so with the prior consent of the Chief Executive Officer.

(b)	Whilst undertaking such activities, a Director should ensure that he or she is seen as speaking for the organization as an individual and not as a Corporation Director or spokesperson.

8.         Use of Corporation Property

Directors and Officers should not make use of the Corporation's property or resources for their own personal benefit or purposes.

9.         Political Participation

Directors and Officers engaging in the political process must take care to separate such activities, which should at all times be conducted on the individual’s own time, from their association with the Corporation.

10.	Disclosure

(a)

Each individual being considered for nomination as a Director of the Corporation must disclose to the Nomination and Corporate Governance Committee all interests and relationships of which the Director is aware of at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a Director, the individual shall make immediate disclosure of all relevant facts to the Corporate Secretary or the Board Chair.

(b)	If the Board is making decisions that may provide a benefit to a director's private interests, the director shall withdraw from the deliberations altogether.

(c)

Disclosure may cure a conflict of interest or allow the Corporation to appropriately avoid a potential conflict. However, a conflict may be so severe as to only be resolved by the Director's resignation from one or both of the conflicting positions. Each Director agrees that if the Board determines a potential conflict cannot be cured, the Director will resign from the Board.

11.	Responsibility

	(a)	Each Director and Officer must adhere to the standards described in this Code of Conduct.

	(b)	Any Director or Officer who knows or suspects a breach of this Code of Conduct must report it to the Board Chair.

	(c)	Each Director shall annually review, sign and deliver to the Board Chair a copy of this Code of Conduct.

	(d)	Each Officer shall annually review, sign and deliver to the President a copy of this Code of Conduct.

12.	Violation of this Code

	(a)	If the Board determines that a Director or Officer has breached this Code of Conduct, the Board may sanction the Director or Officer, including asking for the Director's or Officer’s resignation.

(b)

Each Director and Officer agrees that when the Board determines that the Director or Officer has violated this Code of Conduct and requests the Director's or Officer’s resignation, the Director or Officer shall resign forthwith as a member of the Board or from his/her position as an Officer, as applicable.

13.	Waivers And Amendments

Any waiver of this Code of Conduct may be made only by the Board and will be disclosed as required by law, regulation or stock exchange requirement. Any amendment of this Code of Conduct will also be disclosed as required by law.

14.        Clarification

A Director or Officer should seek clarification of the Code of Conduct policy, where necessary, from the Chief Financial Officer or the Chairman.

I ACKNOWLEDGE that I have read and considered the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers of the Corporation and the Code of Conduct for employees of the Corporation and agree to conduct myself in accordance with the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers and the Code of Conduct for the Corporation.

CODE OF CONDUCT FOR THE CORPORATION

The Corporate Code of Conduct is intended to guide employee's and contractor's activities to enhance value and to minimize situations where a conflict of interest could arise and where harm to the company and its employees could occur. Every employee and contractor has a personal responsibility to comply with the letter and the spirit of this Code.

1.         Conflicts of Interest

Employees must avoid any situation that involves a conflict between their personal interests and the interests of TransGlobe Energy Corporation or any of its subsidiary companies (collectively, the "Corporation"). In general, a conflict of interest exists for employees who use their position with the Corporation to benefit themselves, associates, friends or families. In dealing with current or potential customers, suppliers, contractors, or competitors, employees must act in the best interests of the Corporation. Real, perceived, or potential conflicts must immediately be fully disclosed in written form, to the employee's supervisor, if the employee is directly involved in the potential conflict, otherwise the employee may elect to report verbally or anonymously. The Corporation will investigate all reports concerning a conflict of interest and if necessary will maintain the confidentiality of the reporter. An investigation will be based on the information provided.

2.         Responsibilities and Values

The Corporation is committed to increasing its value to customers, employees, shareholders, and other stakeholders through strategic investments in Canada and internationally. The Corporation's employees will fulfill this commitment while upholding the highest level of ethical conduct and meeting responsibilities as good corporate citizens. To achieve these objectives, the Corporation's employees must:

  Adhere to the Corporation's or local jurisdictional standards, whichever are higher, for the safe operation of facilities, for the delivery of quality products and services, and the protection of the environment.

  Treat all customers and suppliers in an honest and fair manner. Payments to suppliers must be for goods or services provided to the Corporation, approved at the appropriate level, and for no other purpose than that described in the documents supporting the transaction.

  Conduct business with integrity and operate in compliance with all applicable laws, and government regulations in the jurisdictions in which the Corporation conducts business.

  Safeguard (including non-disclosure) of the Corporation's proprietary information, assets, and resources, as well as those of other organizations which have been entrusted to the Corporation.

  Maintain all records accurately to clearly represent the relevant facts and the true nature of conditions and transactions.

  Provide political contributions by the Corporation, if any, only where they are legal and in accordance with local custom or tradition. All contributions by the Corporation must be limited to amounts small enough to avoid suggestions of special consideration and approved by an appropriate authorizing authority in the Corporation.

  Provide a collegial working environment in which all individuals are treated fairly and with respect and dignity. Work place discrimination against any employee because of race, religious beliefs, colour, gender, sexual orientation, physical disability, mental disability, marital status, age, ancestry, place of origin, family status or source of income, will not be tolerated.

3.         Insider Trading

Confidential information (including, but not limited to, potential acquisitions, pending contracts or unannounced projects) may not be given or released, without proper authority, to anyone not employed by the Corporation, or to an employee or contractor not requiring the information to fulfill work-related commitments. All employees must comply with the Corporation's Trading Policy and Disclosure Policy.

4.         Business Relationships

The Corporation, as a corporation operating in a number of locations, must conduct business with the highest level of integrity and in full compliance with all regulations and laws in the appropriate jurisdiction.

The Corporation will not seek any advantage through improper use of business courtesies or other inducements. Good judgment and moderation must be exercised to avoid misinterpretation and adverse effect on the reputation of the Corporation or its employees. The direct or indirect offering, giving, soliciting, or receiving of any form of questionable consideration is prohibited.

All payments related to international transactions must be conducted according to the laws and regulations that exist in the respective country that business is being conducted in. Accordingly, these payments must be properly documented by written agreement, and recorded in the accounts in a manner that discloses their nature.

5.         Entertainment, Gifts and Favors

Entertainment, gifts and favors may only be accepted by an employee in the normal exchanges common to established business relationships. An exchange of such entertainment, gifts and favors shall create no sense of obligation.

6.         Compliance When in Doubt

As a condition of employment, employees are expected to comply with this code of conduct and the underlying policies and procedures. When in doubt, employees have the responsibility to seek clarification or advice from management.

All employees, the Corporation, and its other stakeholders benefit from good ethical practices. Employees or contractors who suspect misconduct, fraud, or abuse of the Corporation assets or other violations of this code of conduct are responsible to report such matters to their supervisor, or to the Chief Financial Officer. It is important that documentation is created at the time of disclosure and resolution. Employees or contractors may, in sensitive situations, also anonymously report a violation of this Code of Conduct in accordance with the Corporation's Whistleblower Protection Policy.

7.         Monitoring

Adherence to this policy will be monitored by management through routine supervisory practices and an annual code of conduct disclosure and sign-off process. Documentation supporting the code of conduct disclosure and resolution requirements should be submitted at the time.

When an investigation results in a finding that this Code of Conduct has been breached, the employee who has breached the Code of Conduct may, depending upon the seriousness of the breach, be subject to discipline up to and including termination of employment.

I ACKNOWLEDGE that I have read and considered the Code of Conduct of TransGlobe Energy Corporation and agree to conduct myself in accordance with the Code of Conduct.